SEC File No. 812-[_____]

United States of America

Before the Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of

Northern Lights Fund Trust

450 Wireless Blvd.

Hauppauge, New York 11788

and

Arrow Investment Advisors, LLC

2943 Olney-Sandy Spring Rd., Suite A

Olney, Maryland 20832

Application Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order Exempting the Applicants from Rule 12d1-2(a)

___________________________________________________________________________________________________________

Please direct all communications concerning this Application to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

312 Walnut Street, Suite 1400

Cincinnati, Ohio 45202

513-352-6725 (phone)

513-241-4771 (fax)

with copies to:

Emile R. Molineaux,

General Counsel

Gemini Fund Services, LLC

450 Wireless Blvd.

Hauppauge, New York 11788

(631) 470-2616

___________________________________________________________________________________________________________

This Application (including Exhibits) consists of 15 pages.

UNITED STATES OF AMERICA

Before the SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF Northern Lights Fund Trust and Arrow Investment Advisors, LLC	: : : : : :	Application Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order Exempting the Applicants from Rule 12d1-2(a)

TABLE OF CONTENTS	Page

I.	INTRODUCTION	4
II.	THE APPLICANTS	4
III.	THE APPLICANTS' PROPOSAL	4
IV.	APPLICABLE LAW AND LEGAL ANALYSIS	5
V.	SUPPORTING PRECEDENT	8
VI.	APPLICANTS' CONDITION	8
VII.	REQUEST FOR ORDER	8
VIII.	PROCEDURAL MATTERS	8
EXHIBIT A	AUTHORIZATION	11
EXHIBIT B	VERIFICATION	14

I. INTRODUCTION

Northern Lights Fund Trust ("NLFT" or the "Trust") and Arrow Investment Advisors, LLC (the "Adviser") (together with NLFT, the "Applicants") hereby file this application (the "Application"), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") exempting the Applicants from Rule 12d1-2(a) under the Act.  Applicants request the exemption to the extent necessary to permit any existing or future series of the Trust and any other registered open-end investment company advised by the Adviser or any person controlling, controlled by or under common control with the Adviser that operates, at least in part, as a "fund of funds" (the "Applicant Funds") and which invests in other NLFT funds ("Underlying Funds") in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act ("Other Investments").1

II. THE APPLICANTS

A. The Trust and the Applicant Funds

The Trust is organized as Delaware statutory trust and registered under the Act as an open-end management investment company.  The existing Applicant Funds are separate series of the Trust, each of which operates, at least in part, as a "fund of funds" that invests, or proposes to invest, in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act.  The Applicant Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in the future in reliance on Rule 12d1-2(a) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B. The Adviser

Each Applicant Fund has entered into an investment advisory agreement with the Adviser pursuant to which the Adviser provides investment management advice and manages the Applicant Funds' business affairs (directly or through a sub-adviser), subject to the general oversight of the Applicant Funds' board of trustees ("Board").  The Adviser, a limited liability company organized under Delaware law, is an investment adviser registered under the Investment Advisers Act of 1940, as amended.

III. THE APPLICANTS' PROPOSAL

Each Applicant Fund invests, or may invest, in certain other registered investment companies ("Underlying Funds") as set forth in its prospectus.  Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments while investing in

______________________

1 Every existing entity that currently intends to rely on the requested order is named as an applicant.  Any existing or future entity that relies on the requested order will do so only in accordance with the terms and conditions in this application.

Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act.  The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to meet their investment objectives.  For example, there may be times when using a derivative may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.  Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund's investment objectives, policies, strategies and limitations.  Consistent with their fiduciary obligations under the Act, the Applicant Funds' Board will review the advisory fees charged by the Applicant Funds' investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Fund may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets.  Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same "group of investment companies," which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end company or registered unit investment trust if:

(I)

the acquired company and the acquiring company are part of the same group of investment companies;

(II)

the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)

with respect to

(aa)

securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)

securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)

the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.2  That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1)

Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)

Securities (other than securities issued by an investment company); and

(3)

Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the Act.3  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address."4  The passage of the Rule also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."5

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.6  It permits the Commission to grant exemptions

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2 See Fund of Funds Investments, Investment Company Act Rel. No. IC-27399 (June 20, 2006) (the "Adopting Release").

3 See Adopting Release at 17, n.58.

4 Id. at 17-18.

5 See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

6 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968). "The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted."; Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 16, 1946) (Section 6(c) is intended "to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act").

from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products.  Section 6(c) provides as follows:

The Commission,…by order upon application may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of …[the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of …[the Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Section 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.8  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Section 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is "necessary or appropriate in the public interest and

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7 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. REP. No. 2337, at 311-24 (1966).

8 While Section 12(d)(1)(G) is commonly referred to as a "fund of funds" exemption, it does not require an acquiring fund to invest in more than one underlying fund.

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act," and therefore meets the standards for relief set forth in Section 6(c) of the Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.  See Columbia Funds Series trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sep. 30, 2009) (order) and 28896 (Sep. 4, 2009) (notice) The UBS Funds, et al., File No. 812-13453, Investment Company Rel. Nos. 28122 (Jan. 16, 2008) (order) and 28080 (Dec. 19, 2007) (notice); Vanguard STAR Funds, et al., File No. 812-13412, Investment Company Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28009 (Sept. 28, 2007) (notice).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.

Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

NORTHERN LIGHTS FUND TRUST,

on behalf of its series:

Arrow Alternative Solutions Fund,

Arrow Managed Futures Trend Fund,

Arrow DWA Tactical Fund and

Arrow DWA Balanced Fund

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Arrow Investment Advisors, LLC

By:

/s/ Joseph Barrato

Name:

Joseph Barrato

Title:

Chief Executive Officer

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-2

EXHIBIT A-1

Authorization for Northern Lights Fund Trust

Secretary's Certificate

I, Emile Molineaux, Secretary of Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), having its principal place of business in the Hamlet of Hauppauge, County of Suffolk, State of New York, do hereby certify that:

Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of June 16, 2010.

IN WITNESS WHEREOF, I have hereupon set may hand this 21st day of June, 2010.

By:

/s/ Emile Molineaux

Name:

Emile Molineaux

Title:

Secretary,

Northern Lights Fund Trust

WRITTEN CONSENT IN LIEU OF

MEETING OF THE BOARD OF TRUSTEES OF

NORTHERN LIGHTS FUND TRUST

The undersigned a majority of the members of the Board of Trustees Northern Lights Fund Trust, a Delaware statutory trust (the "Trust"), have, by their written consent, taken the following actions without a meeting in accordance with the Agreement and Declaration of Trust and By-Laws of the Trust, to be effective as of June 16, 2010:

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act; and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Trustees hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

The undersigned further direct that this Consent be incorporated into the minute book of the Trust.

This written consent may be signed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this written consent on the dates indicated in June 2010.

/s/ Michael Miola

Michael Miola, Trustee (June 16, 2010)

/s/ L. Merill Bryan

L. Merill Bryan, Trustee (June 10, 2010)

/s/ Gary Lanzen

Gary Lanzen, Trustee (June 10, 2010)

/s/ Anthony Hertl

Anthony Hertl, Trustee (June 9, 2010)

/s/ Mark Taylor

Mark Taylor, Trustee (June 10, 2010)

EXHIBIT A-2

Authorization for Arrow Investment Advisors, LLC

Chief Executive Officer's Certificate

I, Joe Barrato, Chief Executive Officer of Arrow Investment Advisors, LLC, a Delaware Limited Liability Company (herein the "Adviser"), having its principal place of business in the unincorporated area of the County of Montgomery (know as Olney), State of Maryland, do hereby certify that: Joe Barrato is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer.

IN WITNESS WHEREOF, I have hereupon set my hand this 7th day of June, 2010.

By:

/s/ Joe Barrato

Name:

Joe Barrato

Title:

Chief Executive Officer,

    Arrow Investment Advisors, LLC

EXHIBIT B-1

Verification for Northern Lights Fund Trust

State of New York

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Northern Lights Fund Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Northern Lights Fund Trust

EXHIBIT B-2

Verification for Arrow Investment Advisors, LLC

State of Maryland

County of Montgomery, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Arrow Investment Advisors, LLC (the "Adviser"), that he is the Chief Executive Officer of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Joe Barrato

Name:

Joe Barrato

Title:

Chief Executive Officer,

    Arrow Investment Advisors, LLC

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